UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53805

INTELLIPHARMACEUTICS INTERNATIONAL INC.
(Translation of registrant’s name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits shall be incorporated by reference into the Company’s effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-178190), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On March 9, 2012, Intellipharmaceutics International Inc. (the “Company”) entered into a Placement Agent Agreement (the “Placement Agent Agreement”) with Roth Capital Partners, LLC (“Roth”) pursuant to which Roth agreed to act as the Company’s exclusive placement agent and to use its commercially reasonable best efforts to arrange for the sale of up to 1,818,182 common shares, without par value (the “Common Shares”), in a registered direct public offering at $2.75 per Common Share (the “Offering”).  At the closing of the Offering, the Company will pay Roth a fee equal to 6.5% of the gross proceeds from the sale of the Common Shares at such closing.  The Company will also reimburse certain expenses incurred by Roth in the Offering.  Assuming the sale of all of the Common Shares, the net proceeds to the Company from the Offering, after deducting Roth’s fees and other estimated Offering expenses, are expected to be approximately $4.4 million.

In connection with the Offering, on March 9, 2012, the Company and certain institutional investors entered into individual subscription agreements, pursuant to which the Company agreed to sell all 1,818,182 Common Shares to such investors in the Offering.  The closing with respect to the sale of these Common Shares in the Offering is expected to occur on or about March 14, 2012, subject to satisfaction of customary closing conditions.

The Common Shares will be issued pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission, in connection with a shelf takedown from the Company’s Registration Statement on Form F-3 (File No. 333-178190), which became effective on December 22, 2011. A copy of the opinion of John Allport, Vice-President, Legal Affairs and Licensing, relating to the legality of the issuance and sale of the securities in the Offering is attached as Exhibit 5.1 hereto.

The foregoing descriptions of the Placement Agent Agreement with Roth and the subscription agreement between the Company and the investors in the Offering do not purport to be complete and are qualified in their entirety by reference to the exhibits hereto which are incorporated herein by reference.  The benefits of the representations and warranties set forth in such documents are intended only for investors in the Offering and do not constitute continuing representations and warranties of the Company to any future or other investors.

On March 9, 2012, the Company issued a press release in connection with the Offering, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	INTELLIPHARMACEUTICS INTERNATIONAL INC. /s/ Shameze Rampertab
Date: March 9, 2012		Name: Shameze Rampertab Title: Chief Financial Officer and Vice-President, Finance

Exhibit Index

Exhibit No.	Description

5.1	Opinion of John Allport as to the legality of the securities offered.

23.1	Consent included in opinion of John Allport filed as Exhibit 5.1.

99.1	Placement Agent Agreement between Intellipharmaceutics International Inc. and Roth Capital Partners, LLC, dated March 9, 2012.

99.2	Form of Subscription Agreement (incorporated by reference to Exhibit A attached to Exhibit 99.1 filed herewith).

99.3	Press release, dated March 9, 2012.